                                                  Filer : Brown & Brown, Inc.
                                                  Subject Company : Raleigh,
                                                  Schwarz & Powell, Inc.
                                                  Commission File No : 333-67408

  This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended


                         RS&P ESOP PARTICIPANTS MEETING
                            AUGUST 20, 2001 - 1:30 PM
                         DOUBLE TREE @ SEA-TAC - GRAND 1
                    PRESIDING - RICHARD S. DEVINE - CHAIRMAN

SUGGESTED AGENDA

     o   GREETINGS/INTRODUCTIONS                        Richard DeVine, Chairman

         .        Seymour Zilberstein - Consulting Fiduciaries, Inc.
                  Independent Fiduciary representing the ESOP

         .        Patricia Luscombe - Duff & Phelps
                  Fairness Opinion on behalf of the ESOP

         .        Larry Goldberg - Ludwig, Goldberg & Kuenzel
                  Legal Counsel representing the ESOP

         .        Robert Best - Knight, Vale & Gregory
                  Tax Counsel

         .        Mark Patterson - Vandeberg, Johnson & Gandara
                  Corporate Legal Counsel for RS&P

         (Introduction of Seymour Zilberstein to moderate program)

     o   CONSULTING FIDUCIARIES, INC. REPORT            Sy Zilberstein

     o   TIMING/NEXT STEPS AND INSTRUCTIONS             Sy Zilberstein

     o   QUESTIONS/ANSWERS                              Participants

     o   TAX IMPLICATION ISSUES

         .        ERISA Issues                          Larry Goldberg - Ludwig,
                                                        Goldberg & Kuenzel

         .        Non-ESOP Shareholders                 Robert Best - Knight,
                                                        Vale & Gregory

     o   TAX QUESTIONS/ANSWERS                          Participants

     o   HANDOUTS

         .        Consulting Fiduciaries, Inc. Report

         .        ESOP Tax Memo/Larry Goldberg, Goldberg & Kuenzel

         .        Tax Memo/Robert Best - Knight, Vale & Gregory

BROWN & BROWN HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENTS, WHICH CONTAIN PROXY STATEMENTS/PROSPECTUS TO BE USED BY RALEIGH, SCHWARZ & POWELL AND GOLDEN GATE HOLDINGS IN CONNECTION WITH THEIR SOLICITATION OF SHAREHOLDER APPROVAL OF THE PROPOSED MERGERS, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGERS. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BROWN & BROWN, RALEIGH, SCHWARZ & POWELL, GOLDEN GATE HOLDINGS, THE PROPOSED MERGERS, AND INSTRUCTIONS AS TO HOW TO VOTE YOUR SHARES OF RALEIGH, SCHWARZ AND POWELL OR GOLDEN GATE HOLDINGS COMMON STOCK.

YOU CAN OBTAIN A FREE COPY OF THE PROXY STATEMENTS/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT BROWN & BROWN, AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENTS/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BROWN & BROWN, INC., ATTN:
CORPORATE SECRETARY, 401 EAST JACKSON STREET, SUITE 1700, TAMPA, FLORIDA 33602 (813-222-4100), OR TO RALEIGH, SCHWARZ & POWELL, INC., ATTN: JOHN P. FOLSOM, 1201 PACIFIC AVENUE, TENTH FLOOR, TACOMA, WA 98402 (253-396-5500).

CONSULTING FIDUCIARIES, INC.
--------------------------------------------------------------------------------
Professional Independent Fiduciary Services                       Northbrook, IL

                       CONSULTING FIDUCIARIES, INC. REPORT
                                       TO
                           ESOP PARTICIPANTS REGARDING
         RALEIGH, SCHWARZ & POWELL, INC. AND GOLDEN GATE HOLDINGS, INC.
                      TRANSACTION WITH BROWN & BROWN, INC.

Brown & Brown, Inc. ("B&B") has made a proposal to acquire the business of Raleigh, Schwarz & Powell, Inc. ("RSP") through a merger of Brown & Brown Inc. of Washington, a wholly-owned subsidiary of B&B with and into RSP. B&B has also made a proposal to acquire the business of Golden Gate Holdings, Inc. ("GGH") through a merger of an indirect wholly-owned subsidiary of B&B with and into GGH. Following the merger, if approved, the companies will be a wholly owned subsidiaries of B&B. The proposed merger must be approved by two-thirds of the outstanding shares of RSP and a majority of the GGH Class A common stock and a majority of the GGH Class B, respectively. The Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan and Trust ("ESOP") owns 116,340 shares of RSP common stock and 4000 shares of GGH common stock representing approximately 54% of the outstanding common stock of RSP and GGH. The ESOP documents provide that in an event such as this, the participants shall have an opportunity to indicate how they wish to have their allocated shares voted.

This summary of the proposed terms of the merger is intended to provide information to each participant in order to make an informed decision regarding the direction to vote his or her allocated shares for or against the proposed merger. This summary is provided for convenience, should not be considered complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Reorganization among B&B and RSP dated as of July 25, 2001, as amended ("Merger Agreement"), which is a part of the Preliminary Proxy Statement/Prospectus, copies of which are being provided to each ESOP participant.

In situations such as this, and in order to prevent a conflict of interest from occurring because of the positions the individuals who serve as fiduciaries of the ESOP have with respect to the consideration and negotiation of the proposal from B&B, it is appropriate for the ESOP and its participants and beneficiaries to be represented by an independent fiduciary in the review, consideration and negotiation of the merger proposal from B&B.

Consulting Fiduciaries, Inc. ("CFI") has been appointed by RSP's Board of Directors and the ESOP Trustees to serve as the Independent Fiduciary on behalf of the ESOP for the purpose of reviewing the proposal, making a determination as to what action the ESOP should take in response to the

CFI Summary / Brown & Brown, Inc.
August 20, 2001
Page 2


proposal and conducting the pass through vote process to assure independence and strict confidentiality for participants.

CFI has undertaken a process of review which included visits with the management of RSP; discussions with the ESOP fiduciaries; review of relevant documents regarding the business of RSP and the B&B proposal; discussions with outside advisors and consultants to RSP; and an analysis of the terms of B&B proposal. As part of this process, we reviewed other merger proposals as well as possibilities for restructuring the company.

As each participant knows, the common stock of RSP has been valued each year for ESOP purposes by an independent valuation firm. Ernst & Young, LLC provided the value for 1998 and thereafter, Duff & Phelps, LLC of Chicago, Illinois ("DUF") provided the annual valuation. These valuations have resulted in RSP being valued at the following amounts based on the number of shares issued and outstanding at the particular time:

                     December 31, 1998         $100 per share
                     December 31, 1999         $110 per share
                     December 31, 2000         $126 per share

B&B has offered to pay, subject to certain adjustments discussed below, an amount of shares of B&B which will be calculated based upon the trading range of its shares over a twenty day period. The offered price of $40 million, to acquire the business of RSP and GGH, will be divided by the twenty day average trading price of the B&B shares to determine the number of B&B shares which are to be received on the closing date. An example of this calculation appears on page 1 of the Preliminary Proxy Statement/Prospectus. Under this example, the price per share equates to approximately $179 per share which represents a premium of approximately 42% above the prior valuation.

As is typical in transactions of this type, B&B has required that certain representations, warranties and indemnities be provided by RSP, GGH, their shareholders and the ESOP. Ten per cent of the shares of B&B being received will be held in an escrow account pending a one year period during which B&B will have the ability to make claims against the escrow for breaches or violations of the representations. The ESOP's maximum exposure will be limited to its portion of the escrow. After the one year period, any of the ESOP's allocated portion which remains will be distributed to the ESOP. The escrow agent, Northwestern Trust, will also have specific instruction as to the retention of B&B shares with the objective of preservation of value.

The purchase price is also subject to a downward dollar for dollar adjustment if RSP and GGH's Total Net Worth is less than $13 million, as of a certain date. If such an adjustment is made, the share price will be less than the share price shown in the example appearing on page 1 of the Preliminary Proxy
Statement/Prospectus.

If the proposed merger is approved, then, subject to the satisfaction of certain conditions in the Merger Agreement, all of the shares of RSP and GGH common stock held in the ESOP (including any shares allocated to the ESOP account of any participant who votes against the proposed merger) will be exchanged for shares of B&B. As described in the Preliminary Proxy Statement/Prospectus, there is a holding period during which these shares may not be freely traded. After that period, as explained below, there may be some sales of B&B shares.

CFI Summary / Brown & Brown, Inc.
August 20, 2001
Page 3


If the merger is approved, the ESOP will be terminated effective immediately prior to the closing date. Upon the effective date of termination, each participant will become 100% vested in his or her entire account balance in the ESOP. If the closing occurs, RSP will also make an additional contribution to the ESOP for the period up to the closing date. The ESOP termination will take a number of months to complete, in part because it is prudent to obtain certain government approvals before any distributions are made. The process of obtaining these approvals can take several months or more. No distributions are expected to be made from the ESOP until all the appropriate approvals have been received. Once the approvals have been received, each participant will be entitled to receive his or her account balance. Each participant will be notified when the distributions are about to be made in order to give each participant the opportunity to elect the eligible form of distribution preferred by the participant. Distributions will be eligible to be rolled over to an Individual Retirement Account or another qualified retirement plan. It is anticipated that no distributions will be made until four to six months after the plan termination date, subject to the IRS approval.

During the period after the closing date, which is presently anticipated to be August 31, and prior to the end of the holding period described in the Preliminary Proxy Statement/Prospectus, all participants will receive election forms which will enable them to indicate whether they wish to hold or sell all or a portion of the B&B shares in their accounts. This is intended to provide a one-time opportunity to elect to dispose of or retain B&B shares prior to the receipt to IRS approval of the termination and the actual distribution of the assets in the accounts. The Trustee will use proper care and diligence in carrying out the instructions received so as to both follow the instructions and minimize any significant market fluctuation in the trading of the B&B shares. Proceeds from the sale of any shares will be invested in a money market type of investment with an objective of preserving principal and earning an appropriate rate of interest. All earnings will be added to the participant accounts and will be included in any distributions when they are made.

On behalf of the ESOP, DUF was retained as the independent financial advisor to the ESOP to review the terms of the proposed merger for the purposes of determining whether the consideration to be received by the ESOP for the RSP and GGH common stock it holds is not less than fair market value and that the proposed merger is fair to the ESOP from a financial point of view. DUF has rendered their favorable opinions on both issues to the ESOP and they intend to update their opinions on both issues to the ESOP at the closing.

After engaging in an appropriate due diligence review of the B&B merger proposal on behalf of the ESOP, CFI has concluded, as of this date, that the proposed merger is fair and in the best interests of the participants and beneficiaries of the ESOP.

In line with this opinion and pursuant to the authority given CFI by its appointment as the Independent Fiduciary to the ESOP, CFI expects to direct the Trustees to vote all unallocated shares of RSP and GGH common stock held in the ESOP as well as any allocated shares of RSP common stock held in the ESOP for which participant directions are not received, in favor of the proposed merger.

It is important that all ESOP participants return their Direction Letters indicating their decision regarding the proposed merger. The Direction Letters must be received in CFI's offices no later than August 30, 2001 in order to be counted. There will be a collection box for you to deposit your

CFI Summary / Brown & Brown, Inc.
August 20, 2001
Page 4


sealed direction so that it may be transmitted directly to CFI, or you may use the postage paid envelope provided to you along with the Direction Letter. If any participant has any questions regarding the proposed merger, please contact a representative of CFI on a confidential basis at (800) 714-8282 between the hours of 9:00 AM and 5:00 PM, Chicago time.

August 20, 2001

For your information, Brown & Brown has filed with the Securities and Exchange Commission a registration statements, which contain proxy statements/prospectus to be used by Raleigh, Schwarz & Powell and Golden Gate Holdings in connection with their solicitation of shareholder approval of the proposed mergers, as well as other relevant documents concerning the proposed mergers. You are urged to read the registration statement and the proxy statement/prospectus regarding the proposed mergers and any other relevant documents filed with the Securities and Exchange Commission, as well as any amendments or supplements to those documents, because they contain important information regarding Brown & Brown, Raleigh, Schwarz & Powell, Golden Gate Holdings, the proposed mergers, and instructions as to how to vote your shares of Raleigh, Schwarz and Powell or Golden Gate Holdings common stock.

You can obtain a free copy of the proxy statements/prospectus included in the registration statement, as well as other filings containing information about Brown & Brown, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statements/prospectus can also be obtained, without charge, by directing a request to Brown & Brown, Inc., attn:
Corporate Secretary, 401 East Jackson Street, Suite 1700, Tampa, Florida 33602 (813-222-4100), or to Raleigh, Schwarz & Powell, Inc., attn: John P. Folsom, 1201 Pacific Avenue, Tenth Floor, Tacoma, WA 98402 (253-396-5500).

                                 August 20, 2001





TO:               Participants of the
                  Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan

RE:               ESOP BENEFIT DISTRIBUTIONS


------------------------------------------------------------------------------


         In connection with the proposed sale of all the common stock of the Raleigh, Schwarz & Powell, Inc. (the "Company") to Brown & Brown of Washington, Inc., a wholly-owned subsidiary of Brown & Brown, Inc. ("Brown & Brown"), the Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan (the "ESOP") will be terminated. As a result of the termination of the ESOP, if you are currently an active employee of the Company, your ESOP Accounts will be 100% vested and non-forfeitable (regardless of your actual years of credited service). In addition, you will be offered an opportunity to receive a distribution of your ESOP benefit.

         Your distribution from the ESOP will be made in shares of common stock of Brown & Brown ("B&B Stock") and cash, depending on the actual assets held in your ESOP accounts at the time of distribution. Please note, however, that you have the right to have your entire ESOP benefit paid to you in whole shares of B&B Stock (with the value of any fractional share paid in cash). Shares of B&B Stock are publicly traded on the New York Stock Exchange. Prior to the distribution of your ESOP benefit, you will be permitted to elect to direct the ESOP Trustee to sell any or all of the shares of B&B Stock allocated to your Company Stock Account. The proceeds from any such sale shall be invested among such principal preservation funds selected by the ESOP Trustee.

         Distributions will not be offered until the Internal Revenue Service ("IRS") has issued a favorable determination letter with respect to the termination of the ESOP. It is difficult to predict when this IRS letter will be issued, but it is not expected for at least six to eight months following the closing date of the acquisition of the Company by Brown & Brown.

         With respect to the distribution of your ESOP benefit, you will be given a choice to:

         (1)      receive a direct distribution of shares of B&B Stock and cash;

         (2) roll over your shares of B&B Stock and cash to an individual retirement account or another employer's qualified retirement plan; or

         (3) roll over or transfer of your shares of B&B Stock and cash to a 401(k) Plan maintained by Brown & Brown or its affiliates.

DIRECT DISTRIBUTION

         If you elect to receive a direct distribution of your ESOP benefit, you will receive a share certificate for the shares of B&B Stock in your Company Stock Account and a check for the cash balance of your Other Investments Account (less the 20% mandatory federal income tax withholding). Unless you are eligible for special "NUA" treatment (see below), the value of your ESOP benefit will be taxed to you at ordinary income tax rates.

TAX-DEFERRED ROLLOVER OPTIONS

         You may defer payment of income taxes on your ESOP distribution by rolling over the distribution in one of two ways.

         (1)      Direct Rollover

         You are entitled to elect to have all or a portion of your ESOP benefit distributed in a "direct rollover" (to an individual retirement arrangement ("IRA") or to another employer's qualified retirement plan). A "direct rollover" requires the ESOP to transfer B&B Stock and cash to your IRA or new employer's qualified retirement plan. If you elect a direct rollover of your ESOP benefit, there will be no federal income tax withholding.

         (2)      60-day Rollover

         If you decide to have your benefit paid to you (less the 20% mandatory federal income tax withholding), you may still make a tax-free rollover of all or a portion of your ESOP benefit. When you receive your benefit distribution, you will have 60 days to roll over the amount distributed (and the amount withheld for tax purposes) on a tax-free basis to an IRA or new employer's qualified retirement plan. If you wish to make a tax-free rollover that includes the amount withheld for tax purposes, you must find other money within the 60-day period to contribute to the IRA or new employer's qualified retirement plan to replace the money that was withheld. The 60-day period begins to run on the date that your distribution is made to you. We will inform you of this date in the letter you receive from us containing your benefit distribution.

TRANSFER TO BROWN & BROWN 401(K) PLAN

         If you fail to consent to a distribution from the ESOP, your ESOP benefit will be transferred to a 401(k) plan maintained by Brown & Brown or one of its affiliates, and will be subject to the provisions of that plan. Your ESOP benefit will be taxed only when you receive a distribution from the 401(k) plan maintained by Brown & Brown.

NET UNREALIZED APPRECIATION

         Under certain very limited situations, special income tax treatment of "net unrealized appreciation" is available for distributions of shares of employer securities from an ESOP. Net unrealized appreciation is generally the difference between the fair market value of the shares at the time that they are distributed and the cost of the shares when they were originally acquired by the ESOP trust. If a distribution of employer securities is part of a "lump sum distribution," the value increase that occurred during the time that the shares were held by the ESOP (i.e., the net unrealized appreciation, or "NUA") is not taxed until you later sell the shares. If the distribution is not a lump-sum distribution, the taxable amount is the amount of cash received plus the fair market value on the date of distribution of any shares received.

         In order for an ESOP distribution to be eligible for the special income tax treatment of NUA, the distribution must be a "lump sum payment." In general, a "lump sum payment" is a distribution or payment within a calendar year of the entire interest of a participant, which becomes payable to the participant:

         1.       on account of the participant's death; or
         2.       after the participant attains age 59 1/2; or
         3.       on account of the employee's separation from service; or
         4.       after the employee has become disabled.

         An ESOP distribution to a Participant will only be considered a "lump sum payment" for purposes of the special income tax treatment of NUA if the Participant has attained age 59 1/2 or terminated service with the Company. Accordingly, the special income tax treatment of NUA will apply only to a very limited number of Participants.

         The cost basis of the shares to the plan, plus the cash distributed (if any), is taxed as ordinary income when received by the participant (except to the extent of a "rollover" to an IRA or qualified employee benefit plan - see above). The special NUA tax treatment is not available for any shares of employer securities that are "rolled over" to an IRA or an employee benefit plan.

         When you sell shares of B&B Stock that had been distributed from the ESOP, there will be a taxable capital gain to the extent that the net sales proceeds exceed the cost basis. The portion of the gain attributable to the time the shares were held by the plan (i.e., the NUA) will be taxed as long-term capital gain, regardless of how long the shares are held after the distribu-tion. Any gain (or loss) on the shares after the distribution will be taxed as short-term or long-term capital gain depending on the holding period between the distribution date and the sale of the shares.

                                   * * * * * *

         In the next few months, you will receive additional information regarding the distribution of your ESOP benefit. We strongly encourage you to consult with a tax advisor and other investment advisors before you make your distribution decisions since the tax consequences of your distribution may differ depending on your election and the way you instruct us to distribute.

BROWN & BROWN HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENTS, WHICH CONTAIN PROXY STATEMENTS/PROSPECTUS TO BE USED BY RALEIGH, SCHWARZ & POWELL AND GOLDEN GATE HOLDINGS IN CONNECTION WITH THEIR SOLICITATION OF SHAREHOLDER APPROVAL OF THE PROPOSED MERGERS, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGERS. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BROWN & BROWN, RALEIGH, SCHWARZ & POWELL, GOLDEN GATE HOLDINGS, THE PROPOSED MERGERS, AND INSTRUCTIONS AS TO HOW TO VOTE YOUR SHARES OF RALEIGH, SCHWARZ AND POWELL OR GOLDEN GATE HOLDINGS COMMON STOCK.

YOU CAN OBTAIN A FREE COPY OF THE PROXY STATEMENTS/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT BROWN & BROWN, AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENTS/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BROWN & BROWN, INC., ATTN:
CORPORATE SECRETARY, 401 EAST JACKSON STREET, SUITE 1700, TAMPA, FLORIDA 33602 (813-222-4100), OR TO RALEIGH, SCHWARZ & POWELL, INC., ATTN: JOHN P. FOLSOM, 1201 PACIFIC AVENUE, TENTH FLOOR, TACOMA, WA 98402 (253-396-5500).

To the Board of Directors
Raleigh, Schwarz and Powell, Inc.
Golden Gate Holdings, Inc.
1201 Pacific Avenue, Suite 1000
P. O. Box 1718
Tacoma, WA 98401-1718


Dear Board Members:

This letter is intended to discuss the tax consequences of a contemplated transaction with Brown and Brown Inc. (B&B). The details of the transaction are discussed in the Agreement and Plan of Merger and amendments thereto with Raleigh, Schwarz and Powell, Inc. (RS&P) and Golden Gate Holdings, Inc. (GGH) and are incorporated herein by this reference.

As contemplated, B&B will establish a separate legal entity that will merge into RS&P with RS&P being the surviving corporation. In addition, before RS&P's transaction with B&B, RS&P will establish a separate California subsidiary. After the RS&P merger into B&B, the new California subsidiary will be merged into GGH with GGH being the surviving corporation. The shareholders of RS&P and GGH will receive stock of B&B in each transaction.

The transaction is contemplated as a stock for stock exchange whereby shareholders of RS&P and GGH receive stock of B&B. It is intended that the transaction be eligible for "pooling of interest" treatment for financial reporting purposes and for "tax-free" reorganization treatment for tax purposes. It is intended that the RS&P merger qualify as a tax-free reorganization under IRC Section 368(a)(1)(A) and 368 (a)(2)(E). It is intended that the GGH transaction qualify as a tax-free reorganization under IRC Section 368(a)(1)(B). The balance of this letter assumes that both transactions qualify as tax-free reorganizations.

                             CORPORATE TAX TREATMENT

RS&P and GGH will recognize no gain on the transaction with B&B. IRC Section 361(c)(1). Consequently, neither entity will have a tax liability associated with the transaction. Both entities will be required to file a final tax return from January 1, 2001 through the effective date of the transaction. Both entities will be taxed on their operating income through the effective date of the transaction.

California incorporates IRC Section 368 in its tax law. Section 23251, Rev. & Tax. Code. Consequently, for state tax purposes GGH will be taxed similarly to that discussed above.

                     TAX TREATMENT FOR NON-ESOP SHAREHOLDERS

As a stock for stock exchange, the shareholders of RS&P and GGH will recognize no gain or loss on the B&B stock received on their respective tax returns. IRC
Section 354(a)(1).

         FOR EXAMPLE, assume a shareholder has 1,000 shares of RS&P stock with a tax basis of $20,000. The shareholder exchanges the RS&P stock for B&B stock worth $100,000. Even though the shareholder has realized a gain of $80,000, the shareholder will recognize no gain on his tax return.

In general, the shareholders' tax basis in RS&P or GGH stock will become the tax basis in their B&B stock. IRC Section 358(a)(1).

         FOR EXAMPLE, as in the above example shareholder had 1,000 shares of RS&P that he had purchased for $20 per share for a total cost of $20,000. His tax basis in the B&B stock received in the exchange would be $20,000.

In addition, the shareholders' holding period in RS&P or GGH stock will be included in the shareholders' holding period in B&B stock for purposes of determining long-term capital gain treatment. IRC Section 1223(1).

         FOR EXAMPLE, as in the above example, shareholder purchased 1,000 shares of RS&P stock on January 1, 2000 for $20 per share. Shareholder subsequently exchanges those shares for B&B shares on August 31, 2001. The shareholder subsequently sells the B&B shares on November 1, 2001 for a gain. The gain is eligible for long-term capital gain treatment as the shareholder's holding period is more than one year. The shareholder's holding period is treated as beginning on January 1, 2000.

A tax-free reorganization is beneficial to the shareholders. The shareholders have tax deferral at the time that they exchange their RS&P or GGH stock for stock in B&B. In addition, the shareholders are entitled to include the time they owned their RS&P or GGH stock in the holding period of their B&B stock. When the shareholders sell their B&B stock, they will be required to report any gain, probably as long-term capital gain, on their income tax return.

Golden Gate shareholders that reside in California are eligible for similar treatment for California state tax purposes to that discussed above. Section 23251, Rev. & Tax. Code.

                         TREATMENT FOR ESOP PARTICIPANTS

As the transaction is currently contemplated, RS&P is to terminate its ESOP simultaneous with its transaction with B&B. To terminate the plan means that the board would adopt a resolution terminating any new entry into the plan and terminating any further contributions to the plan. The result of such an action would be that all participants in the plan would become fully vested. Even though the plan may be terminated the plan remains in existence until it distributes all of its assets to participants. Typically, a plan will defer distribution of its assets until after it has received a favorable determination letter from the Internal Revenue Service that the termination of the plan will not adversely affect its qualified status.

As a shareholder in RS&P the ESOP would participate in the transaction and receive B&B stock for RS&P stock. Consequently, the discussion below will indicate RS&P/B&B stock when discussing ESOP owned shares.

Also, as a shareholder of RS&P the ESOP is entitled to the same treatment as that discussed for a non-ESOP shareholder, but for the fact that it would pay no tax on any cash or other property received.

On termination of the plan, an ESOP participant has the ability to take a distribution and roll it into an IRA, or another qualified plan, or take a taxable lump sum distribution.

If the participant rolls a distribution to an IRA or another qualified plan, the participant will be subject to tax when he takes distributions from the IRA or qualified plan at ordinary income tax rates. No tax will be due at the time of the rollover. IRC Section 402(c)(1).

Some participants may choose to take a taxable distribution of RS&P/B&B stock as it is entitled to tax-favored treatment. The tax-favored treatment is available only if the participant takes a "lump sum distribution" of employer stock. A lump sum distribution requires that the participant's account balance be fully distributed within one tax year. In addition, the lump sum distribution must be payable to the participant 1.) on account of his death, 2.) after he has attained the age of 59 1/2, 3.) on account of the participant's termination of service, or 4.) after the employee has become disabled. IRC Section 402(e)(4)(D)(i). Only those employees who meet one of these conditions would be eligible to receive a lump sum distribution. RS&P/B&B stock would qualify as employer stock.

The tax-favored treatment is that the participant is only required to recognize ordinary income on the ESOP's tax basis in the employer stock that is distributed to him. The ordinary income is recognized at the time of distribution. The participant defers the tax on any appreciation in the value of the stock while the stock was held in the ESOP until the stock is sold. IRC
Section 402(e)(4)(B). The participant will be taxed on the stock appreciation while the stock was held in the ESOP at long-term capital gain tax rates rather than ordinary income rates. Internal Revenue Regulation (I.R. Reg.) 1.402(b)(1)(i). Thus, the participant has the advantage of both tax deferral and a reduction in tax rates from potentially 39.6% to 20%. Any appreciation in the stock, subsequent to the distribution of shares in the ESOP, is taxed at short or long-term capital gain rates depending on the participant's holding period from the date of the distribution. I.R. Reg. 1.402(b)(1)(i).

         FOR EXAMPLE, assume an ESOP participant who is over age 59 1/2 has a tax basis in the RS&P shares of $20,000 and the shares are worth $100,000. The participant elects to take a lump sum distribution of the shares on August 15, 2001 and does not roll them over to another qualified plan. The participant exchanges the RS&P shares for B&B shares at the time of the transaction.

         On the participant's 2001 tax return, he is required to report $20,000 as an ESOP distribution. The $20,000 is subject to tax at ordinary income tax rates. The $80,000 ($100,000-$20,000) stock appreciation is not subject to tax until sold.

         The participant sells the B&B shares on June 1, 2002 for $130,000. The $80,000 appreciation while the stock was within the ESOP is subject to tax at long-term capital gain tax rates regardless of the holding period. The $30,000 ($130,000-$100,000) is subject to tax at short-term capital gain rates as the stock was sold less than one year following distribution from the ESOP.

Please note that the stock appreciation is measured on the date of the lump sum distribution to the participant and not on the date of the transaction with B&B. I.R. Reg.1.402(b)(1)(i). In addition, please note that if the participant wants to take advantage of the tax-favored treatment, at the time of the distribution he must terminate his interest in all ESOP's, including those of RS&P and, if applicable, B&B. IRC Section 402(e)(4)(D)(ii).

This tax-favored treatment could be a significant advantage to an ESOP participant. Consequently, every participant should be encouraged to consult with his or her tax advisor.

After appropriate amendments to the ESOP, if any, we believe there may be two instances when participants should give this tax-favored treatment serious consideration. First, for a participant over age 59 1/2, he may choose to take a lump sum distribution of RS&P stock before the transaction closes, even if he intends to become an employee of B&B. Second, if an individual less than age 59 1/2 intends to terminate from service as a result of the transaction or shortly after the transaction is closed, he may take a lump sum distribution from the ESOP before the transaction closes. This individual may also take a lump sum distribution after the transaction closes provided that he takes a lump sum distribution out of any B&B plan that he is a participant in. Please note that there may be other planning opportunities available for tax-favored treatment that must be explored between now and the time the transaction closes.

Please note that we have not researched whether California adopts the same tax treatment for purposes of state taxation of employee participants as that discussed above.

                                     SUMMARY

From a tax perspective, the transaction as contemplated is beneficial to the shareholders of RS&P and GGH. The transaction achieves tax deferral for all shareholders and, potentially, tax deferral and rate reduction for some participants in the company's ESOP.

This letter is intended as an overview of the tax consequences of the transaction and is not intended to discuss any shareholders' individual tax situation. All shareholders should be encouraged to consult with their tax advisors.

If you have any questions regarding the above overview, please contact us. We appreciate the opportunity to work on this project.

Very truly yours,



Knight, Vale & Gregory PLLC